EXHIBIT 3.130
CERTIFICATE OF FORMATION
OF
HHC KINGWOOD INVESTMENT, LLC
     This Certificate of Formation of HHC KINGWOOD INVESTMENT, LLC, dated as of January 10, 2006, is being duly executed and filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del C. § 18-101, et seq.).
     1. Name. The name of the limited liability company formed hereby is HHC Kingwood Investment, LLC (the “Company”).
     2. Registered Office. The address of the registered office of the Company in the State of Delaware is Suite 200, 103 Foulk Road, Wilmington, Delaware 19803.
     3. Registered Agent. The name of the registered agent for service of process on the Company in the State of Delaware is CSC Entity Services, LLC #9272016.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Harold F. Kalbach, Jr.

Harold F. Kalbach, Jr., Authorized Person